

charlotte's closet
RENT IT • ROCK IT • RETURN IT

Executive Summary

Overview
Charlotte's Closet has disrupted party dress and trend shopping for a new generation by renting the latest fashions online at up to 75% less than retail. Charlotte's Closet currently ships on trend fashions to its young clients in 48 states.

Description
Charlotte's Closet rents party dresses so teenage girls can rock their most important occasions at an affordable price. Whether it's a prom, sweet sixteen, sorority formal, graduation or any other event, choices are made online from the latest designer party dresses. Search can be by event date, size, designer, occasion, color or style. A free backup size is available to ensure the perfect fit and will arrive two to three days prior to the event. The brand offers a unique home try-on option that provides a try before you rent with a three dress selection. Free return and dry cleaning is provided.

ENDLESS by Charlotte's Closet is an extension of the model with a subscription based rental business providing young women with access to the latest on trend fashions. Pieces are selected every month to create a constantly changing and highly fashionable wardrobe. Clothes are kept under one of three monthly membership plans with either one, two or three piece options. As always, shipping is free and dry cleaning is on us. Included in this segment is the Ambassador Program where selected college women at universities across the country represent and promote the brand on campus.

Target Market
- Girls 12-21
- Population of 15 million
- $6 billion annual spend on party dresses

Opportunity
- Industry knowledge
- First to market
- Convenience
- Fashion without commitment
- Price
- In-house PR, advertising and digital marketing skills

Management Team
- Jen Forman, founder & CEO – as a media director at a mid-size PR firm, Jen secured national and local media placements on behalf of her lifestyle clients. This expertise helped launch Charlotte's Closet, where she booked herself to talk teen fashion trends and introduce the brand and target rental concept on national and local morning shows including The Today Show, CNN, Good Day New York, WNBC news and Twin Cities Live.
- Eric Forman, co-founder & board member – as former Director of Marketing for a leading sneaker company, Eric was responsible for positioning and brand building. As owner of an outdoor advertising company, he has the resources to secure media placement for Charlotte's Closet in the top 10 DMA's.

- Trina Coccarelli, CMO – her expertise in marketing and e-commerce for over 20 years working at major brands like Nikon, Bloomingdales, American Express and Fortunoff helped build integrated direct-to-consumer marketing programs as well as completing major digital build outs at established and start-up companies.
- Paul Strohmenger, CFO – 10 years Deloitte, 20+ years outsourced CFO services advising companies of all sizes in many industries, and adjunct professor teaching graduate and undergraduate courses in finance and accounting.
- Steven Brita, marketing strategist – 20 years of experience helping direct to consumer companies with digital transformation efforts. Steven has worked at both start-ups as well as large established companies (WWE, Guthy-Renker) so he understands the different environments and what is required for successful program development.

Financial

The company is seeking to raise $3 million, up to $1 million of which we intend to raise via an exempt offering under Section 4(a)(6) of the Securities Act of 1933, as amended. Use of funds will include

- Marketing strategy expansion including digital, social media, traditional marketing and PR
- Inventory expansion
- Human capital requirements for fashion buying, technology, marketing and operations
- IT investment to improve web site customer experience, operational support including improved inventory management, and evolving technology requirements
- Operating costs such as rent, communications, etc.

We expect annual growth to reach $50M in revenue by 2020.

Metrics

Following charts show growth in key measures comparing month to date May 2017 versus full year 2016.





Jen Forman · Founder & CEO
jen@charlottes-closet.com
14 Vanderventer Ave suite L5
Port Washington, NY 11050
516-570-0200
charlottes-closet.com